INVEST IN **BLUE EARTH COMPOST, INC.**

Blue Earth Compost is changing the way that people think about food waste


BLUE EARTH COMPOST
BLUE EARTH

blueearthcompost.com Hartford CT

Service Sustainability

Highlights

1. Make Green When You Invest in Green! We're a profitable company disrupting the waste industry.
2. One of the leading food scrap collection services in the nation.
3. Over 20 million pounds diverted & counting!
4. That's equivalent to burning 500k less gallons of oil & 5k tons of CO_2 out of the atmosphere
5. 15% profit margin EBITDA with a 45% growth rate
6. We Hire Local! We are dedicated to hiring in our community & paying a living wage.
7. We're Going Net Zero! This campaign helps us finance our first electric vehicle powered by the .
8. 98% New Customer Retention Rate & 90%+ say they would recommend us to friends and neighbors.

LEAD INVESTOR

Kate Emery

Blue Earth Compost (BEC) participated in our 2017 Impact Accelerator cohort, and since then reSET has watched them establish and grow, developing a loyal customer base in Connecticut and are now poised to build a larger service area and expand their offerings. BEC is ahead of the paradigm shift that is necessary to address climate change and the major climate impacts created by food waste, and reduce the production of methane gas by food in our waste streams. More municipalities are concerned about rising trash hauling fees and reduced landfill and incinerator space, and BEC is positioned to be a leader in helping to address these concerns through their easy-to-use compost system. Blue Earth Compost's curbside pickup service mitigates the friction that can be created by adding another trash solution to customers' daily lives, and enables composting for urban, suburban, corporate and institutional clients. We at reSET are a corporate customer ourselves, and we find that BEC is responsive with excellent customer service, the price is right, and they've studied and addressed the pain points that would limit customer adoption. They have built strategic alignments with municipalities locally and their expansion plan is a logical next step. They will be vertically integrating their business so they can have more control of their market and create soil products with a larger reach. We're excited to see their growth plans that turn a cost (tip fees) into a revenue source from new soil products. At reSET, we believe in business as a force for good and are impressed with the systematic approach that BEC has taken to measuring and articulating impact, and they've committed to this aspect of their business by registering as a Certified B Corp. In addition, BEC's workforce development policies combined with their business model that addresses inherent climate impacts demonstrates that they are thinking about sustainability to the core.

Invested $5,000 this round

Our Team



Alex Williams Owner & Operator

Alex has grown Blue Earth Compost into the premier food scrap collection company in CT. In recognition of his efforts to solve the food waste crisis, Alex received the Northeast Recycling Council's Environmental Sustainability Leadership Award.

At heart, we are environmentalists disguised as business people. We are driven to make our communities more sustainable by regenerating our soil. We believe that if we have healthy soil, it's a big step towards a healthy planet for all to share equitably.



Samuel King CFO & Director of Business Development

Making a tangible impact on the environmental issues we face as a society has always been my calling. Building Blue Earth Compost from a small niche company to the biggest and most respected food scrap hauler in CT is my biggest accomplishment yet.

Who We Are

Blue Earth Compost is tackling the enormous issue of food ending up in landfills and incinerators.


Every year, U.S. landfills and trash incinerators receive 167 MILLION TONS of garbage.
>50% of typical municipal garbage set out at the curb is compostable.
Landfills and incinerators are dangerous.
Every bag thrown out contributes to:
Pollution of surrounding soil, air, and water
Climate change
Health hazards to humans and animals
21% is food scraps alone
15% paper/paperboard
8% yard trimmings
8% wood waste
SOURCES:
Brenda Platt, Nora Goldstein, Craig Coker, and Sally Brown, The State of Composting in the U.S.: What, Why, Where, & How, Institute for Local Self-Reliance (ILSR), June 2015.
US EPA, Advancing Sustainable Materials Management: Facts and Figures 2013, June 2015, pp. 12, 46.
Brenda Platt, Eric Lombardi, and David Ciplet, Stop Trashing the Climate, Institute for Local Self-Reliance (ILSR), 2008.
Brenda Platt, Bobby Bell, and Cameron Harsh, Pay Dirt: Composting in Maryland to Reduce Waste, Create Jobs & Protect the Bay, Institute for Local Self-Reliance (ILSR), May 2013.
Mike Ewall, Trash Incineration Factsheet, Energy Justice Network web page, http://www.energyjustice.net, accessed April 2016.
ILSR INSTITUTE FOR Local Self-Reliance
To learn more, visit: ilsr.org/compost-impacts

50% of material put at the curb is compostable and studies say that 40% of the food that we grow in the United States is wasted! If food waste were a country it would be the third largest emitter of greenhouse gases in the world. Disgusting!


The largest emitters of greenhouse gases
Percent of global greenhouse gas emissions*
CHINA 25.9%
USA 13.9%
FOOD WASTE 6.7%
INDIA 6.4%
RUSSIA 4.9%
Learn more at climate.universityofcalifornia.edu
UNIVERSITY OF CALIFORNIA

Soil is the Solution!

When food is composted it reconnects the carbon with our soils and thus the carbon cycle. The carbon cycle is the delicate balance between carbon in the ground and in the air. We're experiencing climate change because too much carbon is in the atmosphere. When we compost food scraps we sequester carbon into the soil and enrich it microbially and nutritionally.

What We Do

Blue Earth Compost makes composting accessible to homes, businesses, and municipalities by offering collection services. We help our clients to separate the material out from the trash stream by giving them right-sized containers and helpful guidance.


Food & Organic Waste Containers
Waste Collector
Food & Organic Waste
Life Cycle of organics to Compost
Plant & Animal Life
Compost Facility
Soil

And we're pretty darn good at it, too! We've received local and national recognition for our work. We're the largest food scrap collection company in CT and we're really just getting started.



Turning Food Scraps into a Reusable Resource



Connecticut throws away 520,000 tons of food every
Blue Earth Compost hopes to change that.

Connecticut Unveils its First Commercial Food Scrap Collection Truck

Hartford, Conn.-based Blue Earth Compost paves the way for Connecticut's growing food waste revolution.

CUSTOMERS

Commercial: 240 Locations

Residential: 1,500 households

Right now, we compost about 4,000 tons of food scraps per year, but in Connecticut alone about 540,000 tons are generated! With your help, we can increase our impact greatly and expand more into neighboring states.

Here's Our Plan

About 50% of food waste occurs at home and the other half occurs at restaurants, schools, grocery stores and other commercial locations. Our plan is to provide solutions for customers big and small by scaling up what we do well and expanding into new opportunities for growth.

1 Municipal Programs

- Make composting accessible to many more people
- Develop pilot collection programs hand in hand with towns and cities
- Significantly improve pricing through density

2 Commercial Growth

- Continue to build relationships with generators, industry groups, and brokers
- Develop satellite operations space to reach larger service territory
- Expand into more packaged goods

3 Compost Production

- Utilize food scrap feedstock to make soil products and turn cost into revenue
- R&D state of the art compost techniques and products
- Partner with municipalities to host compost sites at transfer stations

4 Net Zero by 2030

- Utilize electric vehicles in order to have energy independence
- Take advantage of solar production at compost processing facilities & HQ
- Nothing to landfill or incinerators

What Your Investment Will Do

Your investment helps us to build more capacity to divert food scraps away from landfills and incinerators and towards a better use. We'll purchase collection vehicles, hire drivers, and purchase equipment that helps us to create nutrient rich compost!

Every $100,000 of investment equals about 1,000 tons of food scraps composted per year.


All time, Blue Earth Compost has collected
20,000,000
POUNDS OF WASTE
mitigating CO2 emissions equivalent to
11.2M
pounds of carbon dioxide
574K
gallons of gasoline burned
617M
smartphones charged
84K
seedlings planted
2.6M
kWh energy created
12.7M
miles driven by an average car
Compost services powered by
BLUE EARTH
COMPOST

Why You Should Invest in Blue Earth

- Advantageous business location
- 90+% of customers are likely to recommend us
- Forward Thinking Vision
- Established & Stellar Brand Reputation
- Value Proposition - Economic, Social, and Environmental
- Amenable debt to equity ratio - debt is all very low interest
- Willingness to offer more equity as the business grows
- Safe! Very few and minimal safety incidents
- Recognized in our field
- Vehicles and equipment are well maintained
- Consistent growth year over year
- Experienced and diverse set of advisors



Year Over Year Revenue - 2019 - 2021 & Projections 2022 - 2024
Revenue
$5
$4
$3
$2
$1
Revenue (in millions)
$ 5,000,000.00
$ 2,000,000.00
$ 1,250,000.00
$ 809,341.00
$ 562,970.00
$ 437,096.00
2019
2020
2021
2022
2023
2024
Year

Forward-looking projections are not guaranteed.